Exhibit 99.5

Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.
b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Satyam Computer Services Limited
c)	Revenue Recognition
i)	IT Services
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.
ii)	Business Process Outsourcing
Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits”.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Satyam Computer Services Limited
k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the period/year in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at December 31, 2006

Rs. in crores
		As at	As at	As at
	Schedule	31.12.2006	31.12.2005	31.03.2006
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	222.43	155.67	155.90
(b) Share application money, pending allotment		2.38	1.85	1.78
(c) Reserves and Surplus	2	5,142.83	4,029.82	4,159.57

		5,367.64	4,187.34	4,317.25

2. Minority Interest		—	3.97	4.15

3. Loan Funds
Secured Loans	3	128.02	70.68	102.71

		5,495.66	4,261.99	4,424.11

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,475.21	1,224.33	1,317.21
(b) Less: Depreciation		949.84	805.99	840.21

(c) Net Block		525.37	418.34	477.00
(d) Capital Work in Progress		244.52	106.20	80.25

		769.89	524.54	557.25

2. Investments	5	—	—	—

3. Deferred Tax Assets (net)	6	41.91	10.45	4.62

4. Current Assets, Loans and Advances
(a) Inventories	7	0.02	0.15	0.19
(b) Sundry Debtors	8	1,511.10	1,050.81	1,168.42
(c) Cash and Bank Balances	9	3,673.96	2,986.58	3,111.70
(d) Loans and Advances	10	190.77	153.75	184.32
(e) Other Current Assets
- Interest Accrued on Fixed Deposits		95.95	89.61	110.60

		5,471.80	4,280.90	4,575.23

Less: Current Liabilities and Provisions
(a) Liabilities	11	588.94	429.67	437.04
(b) Provisions	12	199.00	124.23	275.95

		787.94	553.90	712.99

Net Current Assets		4,683.86	3,727.00	3,862.24

		5,495.66	4,261.99	4,424.11

Notes to Accounts	18
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Sr. Vice President (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 19, 2007

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter and Nine Months Ended December 31, 2006

Rs. in crores
		Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
	Schedule	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.03.2006
	Reference	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income
Services
- Exports		1,585.20	1,217.84	4,487.11	3,349.20	4,596.74
- Domestic		75.92	47.45	218.82	129.77	195.85
Other Income	13	10.17	249.40	112.88	304.37	333.25

		1,671.29	1,514.69	4,818.81	3,783.34	5,125.84

Expenditure
Personnel Expenses	14	967.35	737.44	2,781.67	2,054.67	2,804.70
Cost of Software and Hardware sold	15	0.74	0.66	1.77	1.12	2.00
Operating and Administration Expenses	16	283.04	212.61	795.00	591.49	819.71
Financial Expenses	17	3.23	2.66	8.50	3.90	5.54
Depreciation		39.37	34.10	113.05	100.12	137.28
Miscellaneous Expenenditure Written Off		—	—	—	0.07	0.07

		1,293.73	987.47	3,699.99	2,751.37	3,769.30

Profit Before Taxation		377.56	527.22	1,118.82	1,031.97	1,356.54
Provision for Taxation – Current		38.43	94.31	127.50	160.93	191.98
– Fringe benefit		2.99	1.22	8.76	6.67	9.46
– Deferred		(1.09)	(0.27)	(28.48)	0.15	6.04

Profit After Taxation and Before share of loss in associate company and Minority Interest		337.23	431.96	1,011.04	864.22	1,149.06

Share of loss in associate company		—	(2.89)	—	(7.88)	(7.88)
Minority Interest		—	0.47	0.12	0.74	0.55

Profit After Taxation and share of loss in associate company and Minority Interest		337.23	429.54	1,011.16	857.08	1,141.73

Add: Balance brought forward from previous period / year		2,608.16	1,605.61	2,008.48	1,252.80	1,252.80
Less: Residual dividend and additional dividend tax		—	—	(0.56)	1.23	1.23

Profit Available for Appropriation Appropriations :		2,945.39	2,035.15	3,020.20	2,108.65	2,393.30

Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2005 - Rs. 2.00 per Equity Share)		—	—	65.61	64.46	64.46
Final Dividend (2006 - Rs. 5.00 per Equity Share)		—	—	—	—	163.87
Dividend paid by subsidiary to minority interest		—	—	—	—	0.47
Tax on distributed profits		—	—	9.20	9.04	32.02
Transfer to General Reserve		—	—	—	—	124.00

Balance carried to Balance Sheet		2,945.39	2,035.15	2,945.39	2,035.15	2,008.48

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		5.14	6.66	15.47	13.34	17.73
Diluted		5.00	6.42	15.03	12.87	17.05

No. of Shares used in computing Earnings Per Share
Basic		655,652,120	645,192,214	653,675,943	642,539,678	643,784,984
Diluted		674,960,157	668,861,146	672,983,979	666,019,210	669,626,864

Notes to Accounts	18
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Sr. Vice President (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 19, 2007

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at	As at
		31.12.2006	31.12.2005	31.03.2006
		(Unaudited)	(Unaudited)	(Audited)

1.	Share Capital

	Authorised :
	800,000,000 (December 31, 2005-375,000,000; March 31, 2006-375,000,000) Equity Shares of Rs. 2 each	160.00	75.00	75.00

	100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00	100.00

	Issued and Subscribed :
	657,091,673 (December 31, 2005 - 323,306,358; March 31, 2006 - 324,449,539 ) Equity Shares of Rs.2 each fully paid-up	131.42	64.66	64.89

	91,009,999 (December 31, 2005 - 91,009,999; March 31, 2006 - 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	91.01	91.01	91.01
	(Refer note (d) of Schedule 18 )

		222.43	155.67	155.90

	Out of the above:
	4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

	468,289,738 (140,595,000) Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

	129,713,998 ( December 31, 2005 - 64,496,196; March 31, 2006 - 64,680,600 ) Equity Shares of Rs. 2 each fully paid-up represent 64,856,999 ( December 31, 2005 - 32,248,098; March 31, 2006 - 32,340,300) American Depository Shares

	28,011,673 ( December 31, 2005 - 8,766,358; March 31, 2006 - 9,909,539) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan - B and Associate Stock Option Plan (ADS)

2.	Reserves and Surplus

	Share Premium Account
	As at the commencement of the year	1,028.63	890.94	890.94
	Add: Received on account of issue of ADS / ASOP	128.31	104.88	137.69

		1,156.94	995.82	1,028.63

	Capital Reserve
	As at the commencement of the year	720.14	720.14	720.14

		720.14	720.14	720.14

	General Reserve
	As at the commencement of the year	407.15	283.15	283.15
	Add : Transfer from the Profit and Loss Account	—	—	124.00
	Less : Provision for leave encashment (Refer note (q) of Schedule 18)	17.52	—	—
	Less: Capitalised on issue of bonus shares (Refer note (m) of Schedule 18)	65.54	—	—

		324.09	283.15	407.15

	Currency Translation Reserve	(4.03)	(5.20)	(5.35)

	Employee Stock Options Outstanding	0.30	0.76	0.52

	Balance in Profit and Loss Account	2,945.39	2,035.15	2,008.48

		5,142.83	4,029.82	4,159.57

3.	Secured Loans

	Bank Overdraft	23.07	9.27	4.90
	External Commercial Borrowing	46.22	20.05	46.62
	Working Capital Loans	43.00	25.50	25.05
	Export Packing Credit	—	3.03	13.17
	Vehicle Loans	15.55	12.83	12.97
	Interest accrued and due	0.18	—	—

		128.02	70.68	102.71

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
									NET BLOCK
	GROSS BLOCK				DEPRECIATION				As at	As at
	As at			As at	As at	For the		As at	31.12.2006	31.03.2006
DESCRIPTION	01.04.2006	Additions	Deletions	31.12.2006	01.04.2006	period @	Deletions	31.12.2006	(Unaudited)	(Audited)

4. Fixed Assets

1. Goodwill	93.79	31.49	—	125.28	—	—	—	—	125.28	93.79

2. Land & Land Development
-Freehold*	31.03	7.21	—	38.24	—	—	—	—	38.24	31.03
-Leasehold	8.13	—	—	8.13	0.02	0.01	—	0.03	8.10	8.11

3. Buildings**	101.76	—	—	101.76	13.24	2.71	—	15.95	85.81	88.52

4. Plant and Machinery (Including Computers)	840.84	87.57	2.58	925.83	665.45	86.54	1.62	750.37	175.46	175.39

5. Office Equipment	27.45	5.69	0.04	33.10	16.29	3.78	0.02	20.05	13.05	11.16

6. Furniture, Fixtures and Interiors	182.74	23.06	0.19	205.61	132.90	15.25	0.16	147.99	57.62	49.84

7. Vehicles	31.47	9.35	3.56	37.26	12.31	4.96	1.82	15.45	21.81	19.16

Total	1,317.21	164.37	6.37	1,475.21	840.21	113.25	3.62	949.84	525.37	477.00

As at 31.12.2005	1,014.22	213.73	3.62	1,224.33	705.65	102.06	1.72	805.99	418.34	—

*	Includes Rs. 12.24 crores (December 31, 2005 — Rs. 12.24 crores; March 31, 2006 — Rs. 12.24 crores) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores (December 31, 2005 — Rs. 30.10 crores; March 31, 2006 — Rs. 38.85 crores) constructed on leasehold land.

@	Depreciation for the year includes Rs.0.20 crores considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at 31.12.2006		As at 31.12.2005		As at 31.03.2006
		(Unaudited)		(Unaudited)		(Audited)

5.	Investments

	Long Term
i)	Trade (Unquoted)

	Investment in Associate Companies

	Other Investments

	Jasdic Park Company	0.75		0.75		0.75
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	0.26		0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—	0.49	—

	Intouch Technologies Limited	10.90		10.90		10.90

	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for diminution	10.90	—	10.90	—	10.90	—

	Medbiquitious Services Inc.,	1.57		1.57		1.57
	(3,34,000 shares of ‘A’ series Preferred Stock of US $0.001 each, fully paid-up)
	Less : Provision for diminution	1.57	—	1.57	—	1.57	—

	Avante Global LLC.,	2.54		2.54		2.54
	(577,917 class ‘A’ units representing a total value of US $540,750, fully paid-up )
	Less : Provision for diminution	2.54	—	2.54	—	2.54	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series
	(Lodged as security with government authorities )		—		—		—

			—		—		—

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
		As at	As at	As at
		31.12.2006	31.12.2005	31.03.2006
		(Unaudited)	(Unaudited)	(Audited)

6.	Deferred Tax Assets (net)

	Debtors	11.86	10.77	11.02
	Advances	1.43	0.70	1.43
	Fixed Assets	(24.57)	(17.49)	(25.38)
	Others	53.19	16.47	17.55

		41.91	10.45	4.62

7.	Inventories

	Traded software and hardware	0.02	0.15	0.19

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	21.84	14.09	14.19
	(b) Other debts	1,489.26	1,036.72	1,154.23

		1,511.10	1,050.81	1,168.42
	Considered doubtful	95.04	82.99	85.13

		1,606.14	1,133.80	1,253.55
	Less: Provision for doubtful debts	95.04	82.99	85.13

		1,511.10	1,050.81	1,168.42

	* Debtors include Unbilled Revenue — Rs. 246.90 crores (December 31, 2005 - Rs.172.17 crores; March 31, 2006 - Rs. 182.88 crores)

9.	Cash and Bank Balances*

	Cash on hand	0.29	0.20	0.14
	Remittances in Transit	0.09	—	—

	Balances with Scheduled Banks
	- on Current accounts	247.20	883.90	1,026.92
	- on Deposit accounts	3,239.21	2,000.97	1,909.16
	Unclaimed Dividend Accounts	7.24	5.60	5.05

	Balances with Non-Scheduled Banks**
	- on Current Accounts	160.74	95.15	126.27
	- on Deposit Accounts	19.19	0.76	44.16

		3,673.96	2,986.58	3,111.70

	*Includes unutilised amount of ADS issue proceeds — Rs. Nil crores (December 31, 2005 - Rs. 322.02 crores; March 31, 2006 - Rs. 262.20 crores)

	**Refer note (i) of schedule18

10.	Loans and Advances

	(Considered good unless otherwise stated)

	Loans and Advances
	Secured - Loans	0.09	0.14	0.11
	Unsecured - Advances recoverable in cash or in kind or for value to be received	103.64	82.21	108.02
	- Deposits	87.04	71.40	76.19
	Considered doubtful - Advances	17.24	14.42	17.25

		208.01	168.17	201.57
	Less: Provision for doubtful advances	17.24	14.42	17.25

		190.77	153.75	184.32

11.	Liabilities

	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	409.00	316.89	330.92
	Advances from Customers	1.64	1.49	1.41
	Unearned Revenue	108.40	59.19	52.68
	Investor Education Protection Fund - Unclaimed Dividends	7.24	5.60	5.05
	Interest accrued but not due on loans	0.47	—	—
	Other Liabilities	62.19	46.50	46.98

		588.94	429.67	437.04

12.	Provisions

	Provision for Taxation (Less payments)	38.89	75.47	36.94
	Proposed Dividend (Including tax thereon)	—	—	186.85
	Provision for Gratuity and Leave Encashment	160.11	48.76	52.16

		199.00	124.23	275.95

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

					Rs. in crores
	Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.03.2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

13. Other Income

Interest on Deposits — Gross {Tax Deducted at Source Rs. 22.50 crores} (December 31, 2005 - Rs. 19.23 crores; March 31, 2006 - Rs. 25.96 crores)	43.28	30.15	101.70	86.05	116.24
Profit on sale of Long Term Investments	—	216.43	—	216.43	216.43
Gain/(Loss) on exchange fluctuations (net)	(35.48)	2.37	7.89	0.38	(2.10)
Provision no longer required written back	—	—	—	—	0.89
Miscellaneous Income	2.37	0.45	3.29	1.51	1.79

	10.17	249.40	112.88	304.37	333.25

14. Personnel Expenses

Salaries and bonus	898.61	685.86	2,585.19	1,908.32	2,595.48
Contribution to Provident and other funds	63.72	47.38	182.56	134.13	188.86
Staff welfare expenses	5.02	4.20	14.10	12.26	20.44
Employee stock compensation expense	—	—	(0.18)	(0.04)	(0.08)

	967.35	737.44	2,781.67	2,054.67	2,804.70

15. Cost of software and hardware sold

Opening inventory	0.18	0.19	0.19	0.19	0.19
Add: Purchases (net of returns)	0.58	0.62	1.60	1.08	2.00
Less: Closing inventory	0.02	0.15	0.02	0.15	0.19

	0.74	0.66	1.77	1.12	2.00

16. Operating and Administration Expenses

Rent	26.14	19.97	73.63	56.87	78.03
Rates and taxes	5.64	6.82	17.85	11.78	16.23
Insurance	4.07	3.49	12.34	10.12	14.65
Travelling and conveyance	109.36	65.23	285.57	175.20	253.70
Communication	20.09	22.87	60.04	62.00	82.72
Printing and stationery	2.31	1.52	7.71	4.65	6.91
Power and fuel	9.47	7.10	28.25	21.77	29.24
Advertisement	0.40	3.31	2.90	8.08	9.57
Marketing expenses	15.68	19.07	48.68	50.09	64.56
Repairs and maintenance
- Buildings	0.97	0.21	2.35	0.70	1.65
- Machinery	4.89	3.96	13.16	8.57	11.64
- Others	7.87	5.28	19.85	13.10	21.23
Security services	1.36	0.76	3.57	2.23	3.11
Legal and professional charges	41.00	22.29	115.52	75.79	106.43
Provision for doubtful debts and advances	5.50	1.58	9.97	6.87	11.83
Loss on sale of Fixed assets (net)	0.27	0.22	0.73	0.76	0.93
Directors’ sitting fees	0.01	0.02	0.03	0.03	0.04
Auditors’ remuneration	0.45	0.84	1.32	1.22	1.69
Donations and contributions	0.86	1.74	2.60	2.98	3.73
Subscriptions	0.93	0.67	2.18	1.52	2.15
Training and development	8.46	3.86	17.76	11.46	16.20
Research and development	0.31	0.55	0.95	2.00	2.45
Software charges	2.88	8.67	13.69	17.49	24.50
Managerial Remuneration
- Salaries	0.09	0.09	0.26	0.26	0.35
- Commission	0.15	0.15	0.45	0.41	0.91
- Contribution to P.F.	0.01	0.01	0.03	0.03	0.04
- Others	0.06	0.05	0.17	0.15	0.19
Visa charges	8.22	6.48	37.54	28.36	32.53
Miscellaneous expenses	5.59	5.80	15.90	17.00	22.50

	283.04	212.61	795.00	591.49	819.71

17. Financial Expenses

Interest on packing credit	—	0.02	0.03	0.02	0.04
Interest on working capital loans	1.36	0.57	4.54	1.13	1.86
Interest on term loans	0.47	0.12	1.03	0.29	0.49
Other finance charges	1.40	1.95	2.90	2.46	3.15

	3.23	2.66	8.50	3.90	5.54

Satyam Computer Services Limited
18. Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

		Country of	Extent of holding (%) as at
Sl. No.	Name of the Company	Incorporation	December 31, 2006

	Subsidiaries :
1.	Nipuna Services Limited	India	100.00
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Technologies, Inc.	USA	100.00
4.	Knowledge Dynamics Pte.Ltd. @	Singapore	100.00
5.	Citisoft Plc. *	UK	100.00
	Associate :
6.	Sify Limited #	India	—
	Joint Ventures :
7.	CA Satyam ASP Private Limited	India	50.00
8.	Satyam Venture Engineering Services Private Limited	India	50.00

@	Knowledge Dynamics has been consolidated with effective date of October 01, 2005, the date of acquisition.

*	Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.

#	Sify Limited ceased to be an associate from November 09, 2005.
The reporting date for all the above companies is March 31 except as following:
— Satyam Computer Services (Shanghai) Co. Ltd. — December 31.
— Satyam Technologies Inc. — December 31.

		Country of	Extent of holding (%) as at
Sl. No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Incorporation	December 31, 2006

1.	Info On Demand SDN BHD	Malaysia	100.00
2.	Knowledge Dynamics Private Limited	India	99.99
3.	Knowledge Dynamics USA Inc.	USA	98.00

		Country of	Extent of holding (%) as at
Sl. No.	Subsidiaries of Citisoft Plc.	Incorporation	December 31, 2006

1.	Citisoft Inc.	USA	100.00
b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.
At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for

Satyam Computer Services Limited
conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.
ii)	Scheme established after SEBI Guidelines on Stock Options
Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.
Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.
Accordingly, options (net of cancellations) for a total number of 30,245,803 equity shares of Rs. 2 each were outstanding as at December 31,2006 (December 31,2005 -50,485,914; March 31, 2006 – 45,605,388).
Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31,2006
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	33,568,564	52,728,342	45,605,388	53,660,630	53,660,630
Granted	Nil	48,620	Nil	6,604,436	6,579,552
Exercised	(2,344,007)	(2,291,048)	(7,839,797)	(7,122,050)	(9,039,604)
Cancelled	(978,754)	Nil	(7,519,788)	(2,657,102)	(5,595,190)
At the end of the period / year	30,245,803	50,485,914	30,245,803	50,485,914	45,605,388
iii)	Associate Stock Option Plan (ADS)
Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).
Accordingly, options (net of cancellation) for a total number of 1,713,691 ADS (December 31, 2005 – 2,315,906, March 31, 2006 — 1,991,342) representing 3,427,382 equity shares of Rs. 2 each were outstanding as at December 31, 2006 (December 31, 2005 – 4,631,812, March 31, 2006 - 3,982,684).
Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31,2006
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	1,766,470	2,496,398	1,991,342	2,515,802	2,515,802
Granted	Nil	15,000	20,000	320,430	320,430
Exercised	(56,679)	(195,492)	(176,399)	(480,042)	(664,446)
Cancelled	(6,100)	Nil	(120,252)	(40,284)	(180,444)
At the end of the period / year	1,713,691	2,315,906	1,713,691	2,315,906	1,991,342
iv)	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP – RSUs)” to be administered by the Administrator of the ASOP – RSUs, a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.

Satyam Computer Services Limited
As of December 31, 2006, no RSUs were granted under the ASOP — RSUs.
Associate Stock Option Plan — RSUs(ADS) (ASOP — RSUs(ADS))
Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs(ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.
As of December 31, 2006, no RSUs were granted under the ASOP — RSUs(ADS)
2)	Stock Option Scheme of Nipuna Services
In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31,2006
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	1,026,000	1,190,506	1,215,106	1,190,506	813,578
Granted	98,702	—	324,000	—	654,600
Exercised	—	—	—	—	—
Cancelled	(400)	—	(414,404)	—	(253,072)
At the end of the period / year	1,124,702	1,190,506	1,124,702	1,190,506	1,215,106
As at December 31, 2006, 1,124,702 (December 31, 2005 — 1,190,506, March 31, 2006 — 1,215,506), net of cancellations, options at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.
c)	Pro forma disclosure:
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31,2006
Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1. Profit After Taxation and share of loss in associate company (Rs. in crores )
- As reported (Rs. in crores )	337.23	429.54	1,011.16	857.08	1,141.73
- Pro forma (Rs. in crores )	326.21	397.62	968.75	768.22	1,044.09

2. Earnings Per Share:
Basic
- No. of shares	655,652,120	645,192,214	653,675,943	642,539,678	643,784,984
- EPS as reported (Rs.)	5.14	6.66	15.47	13.34	17.73
- Pro forma EPS (Rs.)	4.98	6.17	14.82	11.96	16.22
Diluted
- No. of shares	674,960,157	668,861,146	672,983,979	666,019,210	669,626,864
- EPS as reported (Rs.)	5.00	6.42	15.03	12.87	17.05
- Pro forma EPS (Rs.)	4.83	5.95	14.39	11.54	15.59

Satyam Computer Services Limited
The following assumptions were used for calculation of fair value of grants:

	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Dividend yield (%)	0.75	0.75	0.75	0.75	0.75
Expected volatility (%)	55.46	58.05	55.46	58.05	58.05
Risk-free interest rate (%)	7.00	7.00	7.00	7.00	7.00
Expected term (in years)	1.04	1.26	1.04	1.26	1.26
d)	Convertible Redeemable Cumulative Preference Shares
Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (preference shareholders) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. Accordingly, Nipuna has received notice of conversion of fifty percent of preference shares into equity shares, from its preference share holders, on December 1, 2006. The number of equity shares to be allotted to the preference share holders is pending finalization. The balance fifty percent preference shares are redeemable at an agreed premium on May 21, 2007. Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the preference shareholders on redemption of the said preference shares.
e)	Share application money pending allotment
Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.
f)	Secured Loans
Bank Overdraft is secured by way of hypothecation of book debts.
External Commercial Borrowing is secured by way of movable and immovable property.
Working capital loan is secured by way of movable and immovable property.
Export Packing Credit loan is secured by way of hypothecation of book debts.
Vehicles are hypothecated to the Banks as security for the amounts borrowed.
g)	Investments
During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.
Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). Satyam Computer Services is also required to pay a maximum earn out consideration amounting to Rs.19.52 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits. On June 29, 2006, Satyam Computer Services acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million).
During the quarter ended September 30, 2006, Satyam Computer Services has paid Rs. 7.82 crores (equivalent GBP 0.90 million) to Employee Benefit Trust.
Satyam Computer Services is also required to pay a maximum earn-out consideration amounting to Rs.30.71 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT amounting to maximum of Rs. 15.61 crores (equivalent GBP 1.80 million) is contingent on Citisoft achieving certain revenue and profit performance targets.
h)	Land
During the quarter ended June 30, 2006, Satyam Computer Services acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited
i)	Balances with Non-Scheduled Banks

			Rs. in crores
Name of the Bank	As at December 31,		As at March 31,
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	—	—	—
Banco Do Brasil, Brazil	0.36	—	—
Barclays Bank, London	3.23	6.11	2.45
Bank of America, Boston	1.09	1.86	0.82
Banque Nationale De Paris, Brussels	1.81	—	—
Banque Nationale De Paris, Euro	—	—	0.01
Banque Nationale De Paris, Saarbruecken	1.69	—	0.54
Banque Nationale De Paris, Hague	6.80	0.12	3.32
Banque Nationale De Paris, Ireland	1.09	—	0.42
Banque Nationale De Paris, Italy	0.80	—	—
Banque Nationale De Paris, France	1.77	—	1.05
Banque Nationale De Paris, Saudi Arabia	0.53	—	—
Banque Nationale De Paris, Singapore	0.12	15.55	—
Banque Nationale De Paris, Spain	1.07	0.43	0.69
Banque Nationale De Paris, Switzerland	5.75	—	—
Banque Nationale De Paris, Taipei	2.37	1.99	2.15
Chase, Canada	0.01	0.05	0.05
Chase, Michigan	0.40	0.47	0.01
Citibank NA, Bangkok	14.66	10.34	11.45
Citibank NA, Chicago	0.41	1.32	1.40
Citibank NA, Denmark	0.69	—	—
Citibank NA, Dubai	0.95	0.21	0.20
Citibank NA, Hong Kong	0.79	0.50	0.27
Citibank NA, Hungary	0.34	0.20	0.15
Citibank NA, Kuala Lumpur	0.94	0.47	0.67
Citibank NA, London	1.74	0.61	0.54
Citibank NA, New York	—	8.80	3.98
Citibank NA, New Zealand	2.42	1.73	2.20
Citibank NA, Seoul	7.71	7.67	8.27
Citibank NA, Singapore	5.29	2.09	2.54
Citibank NA, Johannesburg	3.23	0.35	1.51
Citibank NA, Sydney	17.48	6.76	6.29
Citibank NA, Sweden	0.45	1.77	—
Citibank NA, Toronto	9.02	—	2.24
Commerz Bank, New York	—	—	—
Dresdner Bank, Saarbruecken	7.68	3.70	12.27
Hong Kong and Shanghai Banking Corporation, London	33.92	3.15	12.14
Hong Kong and Shanghai Banking Corporation, Shanghai	1.76	1.48	1.36
Hong Kong and Shanghai Banking Corporation, Tokyo	4.95	3.45	9.79
KSB Bank N V, Brussels	4.14	1.99	2.31
Mitsui Sumitomo Bank, Tokyo	1.12	0.86	0.65
OCBC Bank, Singapore	0.60	0.22	0.30
OCBC Bank, Kuala Lumpur	—	0.16	0.11
Pudong Development Bank, Shanghai	0.01	0.03	0.03
Standard Chartered Bank, Singapore	—	0.04	—
UBS, Switzerland	2.91	0.48	1.39
Unicredit Banca , Italy	0.58	1.08	0.90
United Bank, Vienna	4.13	3.34	28.71
Wachovia Bank, Atlanta	1.48	0.79	1.54
Wachovia Bank, New Jersey	2.45	4.04	1.55
Woori Bank, Korea	—	0.94	—

	160.74	95.15	126.27

Balances held on Deposit Accounts
Banque Nationale De Paris, Singapore	18.36	—	43.43
Citibank NA, Hungary	0.83	0.76	0.73

	19.19	0.76	44.16

Satyam Computer Services Limited
j)	Segment Reporting
Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter and Nine Months ended December 31, 2006 and 2005 and for the year ended March 31, 2006 are as follows:
Business Segment

				Rs. in crores
	Quarter ended December 31, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	1,629.04	32.08	—	1,661.12
Inter Segment Sales	0.27	11.30	(11.57)	—

Total Revenue	1,629.31	43.38	(11.57)	1,661.12

Segment result—Profit/(Loss)	373.62	(3.00)	—	370.62
Interest expense	1.36	1.87	—	3.23
Other income	10.84	(0.67)	—	10.17
Income taxes	40.18	0.15	—	40.33

Profit/(Loss) from ordinary activities	342.92	(5.69)	—	337.23
Share of loss in associate company	—	—	—	—
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and share of loss in associate company	342.92	(5.69)	—	337.23

Other Segment Information			—
Capital Expenditure	98.94	6.25	—	105.19
Depreciation	35.34	4.03	—	39.37
Non-cash expenses other than depreciation	5.75	0.02	—	5.77

Satyam Computer Services Limited

				Rs. in crores
		Quarter ended December 31, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	1,251.00	14.29	—	1,265.29
Inter Segment Sales	—	7.77	(7.77)	—

Total Revenue	1,251.00	22.06	(7.77)	1,265.29

Segment result—Profit/(Loss)	289.07	(8.59)	—	280.48
Interest expense	1.84	0.82	—	2.66
Other income	249.68	(0.28)	—	249.40
Income taxes	95.26	—	—	95.26

Profit/(Loss) from ordinary activities	441.65	(9.69)	—	431.96
Share of loss in associate company	(2.89)	—	—	(2.89)
Minority Interest	0.47	—	—	0.47

Profit/(Loss) after Tax and share of loss in associate company	439.23	(9.69)	—	429.54

Other Segment Information			—
Capital Expenditure	72.62	2.01	—	74.63
Depreciation	31.22	2.88	—	34.10
Non-cash expenses other than depreciation	1.76	0.04	—	1.80

				Rs. in crores
		Nine Months ended December 31, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	4,612.57	93.36	—	4,705.93
Inter Segment Sales	1.04	28.00	(29.04)	—

Total Revenue	4,613.61	121.36	(29.04)	4,705.93

Segment result—Profit/(Loss)	1,024.91	(10.47)	—	1,014.44
Interest expense	2.76	5.74	—	8.50
Other income	112.91	(0.03)	—	112.88
Income taxes	107.42	0.36	—	107.78

Profit/(Loss) from ordinary activities	1,027.64	(16.60)	—	1,011.04
Share of loss in associate company	—	—	—	—
Minority Interest	0.12	—	—	0.12

Profit/(Loss) after Tax and share of loss in associate company	1,027.76	(16.60)	—	1,011.16

Other Segment Information
Capital Expenditure	303.17	26.27	—	329.44
Depreciation	102.37	10.68	—	113.05
Non-cash expenses other than depreciation	10.44	0.08	—	10.52

Satyam Computer Services Limited

Rs. in crores
	Nine Months ended December 31, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	3,444.38	34.59	—	3,478.97
Inter Segment Sales	11.84	20.17	(32.01)	—

Total Revenue	3,456.22	54.76	(32.01)	3,478.97

Segment result–Profit/(Loss)	760.38	(28.88)	—	731.5
Interest expense	2.34	1.56	—	3.9
Other income	304.79	(0.42)	—	304.37
Income taxes	167.37	0.38	—	167.75

Profit/(Loss) from ordinary activities	895.46	(31.24)	—	864.22
Share of loss in associate company	(7.88)	—	—	(7.88)
Minority Interest	0.74	—	—	0.74

Profit/(Loss) after Tax and share of loss in associate company	888.32	(31.24)	—	857.08

Other Segment Information
Capital Expenditure	247.07	3.57	—	250.64
Depreciation	91.77	8.35	—	100.12
Non-cash expenses other than depreciation	7.49	0.1	—	7.59

Rs. in crores
	Year ended March 31, 2006 (Audited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	4,732.14	60.45	—	4,792.59
Inter Segment Sales	12.76	28.14	(40.90)	—

Total Revenue	4,744.90	88.59	(40.90)	4,792.59

Segment result–Profit/(Loss)	1,060.10	(31.27)	—	1,028.83
Interest expense	2.95	2.59	—	5.54
Other income	332.46	0.79	—	333.25
Income taxes	206.95	0.53	—	207.48

Profit/(Loss) from ordinary activities	1,182.66	(33.60)	—	1,149.06
Share of loss in associate company	(7.88)	—	—	(7.88)
Minority Interest	0.55	—	—	0.55

Profit/(Loss) after Tax and share of loss in associate company	1,175.33	(33.60)	—	1,141.73

Other Segment Information
Capital Expenditure	319.54	7.62	—	327.16
Depreciation	126.10	11.18	—	137.28
Non-cash expenses other than depreciation	12.54	0.22	—	12.76

Particulars of Segment Assets and Liabilities

Rs. in crores
	As at December 31, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	2,804.12	142.75	(59.52)	2,887.35
Investments	18.27	—	(18.27)	—
Bank Deposits	3,239.64	18.76	—	3,258.40
Other Assets	137.82	0.04	—	137.86

Total Assets	6,199.85	161.55	(77.79)	6,283.61

Segment Liabilities	749.66	58.91	(59.52)	749.05
Other Liabilities	56.51	110.40	—	166.91

Total Liabilities	806.17	169.31	(59.52)	915.96

Satyam Computer Services Limited

Rs. in crores
	As at December 31, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	2,647.64	78.70	(12.24)	2,714.10
Investments	36.54	(18.27)	(18.27)	—
Bank Deposits	1,997.68	4.05	—	2,001.73
Other Assets	100.04	0.02	—	100.06

Total Assets	4,781.90	64.50	(30.51)	4,815.89

Segment Liabilities	475.67	15.00	(12.24)	478.43
Other Liabilities	89.76	56.39	—	146.15

Total Liabilities	565.43	71.39	(12.24)	624.58

Rs. in crores
	As at March 31, 2006 (Audited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	3,002.79	76.67	(10.90)	3,068.56
Investments	18.27	—	(18.27)	—
Bank Deposits	1,909.59	43.73	—	1,953.32
Other Assets	115.22	—	—	115.22

Total Assets	5,045.87	120.40	(29.17)	5,137.10

Segment Liabilities	663.41	23.54	(10.90)	676.05
Other Liabilities	51.70	87.95	—	139.65

Total Liabilities	715.11	111.49	(10.90)	815.70

     Geographic Segment
     Revenue attributable to location of customers is as follows:

Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
Geographic location	2006	2005	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	1,055.40	815.44	3019.88	2,282.93	3,105.68
Europe	324.54	243.29	898.13	654.26	907.36
Japan	26.55	14.97	67.63	43.62	67.34
India	75.92	47.45	218.82	129.77	195.85
Rest of the World	178.71	144.14	501.47	368.39	516.36

Total	1,661.12	1,265.29	4705.93	3,478.97	4,792.59

     Segment assets based on their location are as follows:

Rs. in crores
	Segment Assets
	As at December 31,		As at March 31,
Geographic location	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

North America	1,016.09	1,474.53	1,675.14
Europe	501.14	320.79	368.13
Japan	48.54	40.39	48.71
India	985.10	692.43	760.38
Rest of the World	336.48	185.96	216.20

Total	2,887.35	2,714.10	3,068.56

Satyam Computer Services Limited

Rs. in crores
Geographic location	Addition to fixed assets
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	1.67	1.26	3.5	3.87	4.73
Europe	2.44	0.38	11.28	56.64	6.99
Japan	0.07	0.09	0.23	0.30	0.48
India	99.88	69.53	308.42	185.41	310.18
Rest of the World	1.13	3.37	4.95	4.43	4.78

Total	105.19	74.63	328.38	250.65	327.16

k)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Associate: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Others: Satyam Foundation Trust and Satyam Associate Trust (Enterprises where trustees are spouses of Whole-time Directors and Key Managerial Personnel).

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat (partly employed), Ram Mynampati, D. Subramaniam, V.Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Venkatesh Roddam, M Satyanarayana, Murali V, Hari T, Deepak Mangla, Naresh Jhangiani and Seshadri Krishna.

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Associate
Sales	—	0.05	—	0.05	—
Outsourcing	—	0.97	—	6.25	6.25
Fixed Assets	—	—	—	5.53	5.53
Other Services	—	—	—	0.57	0.57
Others
Contributions	0.85	1.73	2.49	2.88	3.62

Balances:

Rs. in crores
	As at December 31,		As at March 31,
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Advances to Others	0.72	—	0.71
Payables to Others	0.85	—	—

Satyam Computer Services Limited
     Transactions with Directors and Key Managerial Personnel

Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
Nature of Transactions	2006	2005	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Remuneration to Whole-time Directors	0.64	0.14	0.95	0.44	0.93
Remuneration to Key Managerial Personnel	7.76	5.49	18.03	14.33	22.26
Professional charges paid to Director	—	—	—	0.39	0.99
Advances to Key Management Personnel	—	0.08	1.56	0.86	1.14

Balances due to / from Directors and Key Managerial Personnel

Rs. in crores
	As at December 31,		As at March 31,
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Remuneration payable to Whole-time Directors	0.07	—	0.22
Remuneration payable to Key Management Personnel	0.74	0.15	0.73
Advances due from Key Management Personnel	0.49	0.22	0.40

i)	Options granted and outstanding to the Key Management Personnel 5,069,210 {includes 1,221,721 options granted under ASOP — ADS} (December 31, 2005 – 6,443,852 {includes 1,477,224 options granted under ASOP — ADS}, March 31, 2006 – 6,176,278 {includes 1,266,344 options granted under ASOP — ADS}).
l)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	26.14	19.97	73.63	56.87	78.03

	As at December 31,		As at March 31,
	2006	2005	2006
	(Unaudited)	(Unaudited)	(Audited)

Obligations on non-cancelable leases
Not later than one year	21.59	18.72	18.49
Later than one year and not later than five years	19.61	20.54	14.97
Later than five years	2.73	1.99	2.58

Total	43.93	41.25	36.04

m)	Earnings Per Share

At the Annual General Meeting of Satyam Computer Services held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing equity share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

Satyam Computer Services Limited

Calculation of EPS (Basic and Diluted):
S.No. Particulars	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Basic
1. Opening no. of shares	654,634,308	643,930,684	648,899,078	638,530,582	638,530,582
2. Total Shares outstanding	655,652,120	645,192,214	653,675,943	642,539,678	643,784,984
3. Profit after Taxation and share of loss in associate companies (Rs. in crores )	337.23	429.54	1,011.16	857.07	1,141.73
4. EPS (Rs.)	5.14	6.66	15.47	13.34	17.73

Diluted
5. Stock options outstanding	19,308,037	23,668,932	19,308,037	23,479,532	25,841,880
6. Total shares outstanding (including dilution)	674,960,157	668,861,146	672,983,979	666,019,210	669,626,864
7. EPS (Rs.)	5.00	6.42	15.03	12.87	17.05

n)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs. in crores
Description	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2006	2005	2006	2005	March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	10.12	9.16	29.67	25.09	35.04
Other Income	1.60	0.05	1.81	0.23	0.25

Total	11.72	9.21	31.48	25.32	35.29

Personnel expenses	5.23	4.63	14.96	12.35	16.78
Other expenses	3.28	2.86	9.38	8.53	12.03
Interest	0.01	0.05	0.07	0.14	0.18
Depreciation	0.52	0.45	1.51	1.28	1.79

Total	9.04	7.99	25.92	22.31	30.78

Net Profit	2.68	1.22	5.56	3.01	4.51

Rs. in crores
Description	As at December 31,		Year ended
	2006	2005	March 31,2006
	(Unaudited)	(Unaudited)	(Audited)

Secured Loans	0.05	0.57	0.07
Unsecured Loans	—	0.50	0.50
Fixed Assets	3.14	3.26	3.79
Inventories	0.02	0.15	0.19
Sundry Debtors	12.51	11.16	10.48
Cash and Bank Balances	6.57	3.10	3.16
Loans and Advances	5.77	4.05	6.24
Interest on Advances	—	0.02	—
Interest Accrued on Fixed Deposits	0.02	0.01	—
Current Liabilities	6.33	5.73	4.62
Provisions	0.50	(0.47)	2.33

o)	Commitments and Contingencies

i)	Nipuna Services Limited (a wholly owned subsidiary–Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid–up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$ 20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference

Satyam Computer Services Limited
shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam Computer Services, the preference shareholders and Nipuna. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$ 10 million) would be redeemed for Rs. 60.10 crores (Equivalent US$ 13.6 million) at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. The preference shareholders have given Nipuna a Notice of Conversion of Preference Shares and subsequent to December 31, 2006 it has been determined that 6,422,267 equity shares of Nipuna will be issued on conversion.

Further as per the SPRA Agreement, Satyam Computer Services agrees to purchase and the preference shareholders agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 154.67 crores (Equivalent US$ 35 million) to maximum of Rs. 198.86 crores (Equivalent US$ 45 million), however if an acceleration event occurs the purchase price would equal Rs. 198.86 crores (Equivalent US$45 million). If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than Rs. 154.67 crores (Equivalent US$ 35 million) however if an acceleration event occurs the purchase price shall not be less than Rs. 198.86 crores (Equivalent US$45 million). This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the preference shareholders on redemption of the said preference shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Equity Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 99.34 crores (December 31, 2005 – Rs. 44.31 crores, March 31, 2006 – Rs. 59.83 crores).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 183.19 crores (December 31, 2005 – Rs. 69.88 crores, March 31, 2006 — Rs. 118.89 crores).

iv)	Forward and Options Contracts outstanding Rs. 1,126.60 crores (equivalent US$ 253.50 millions) {December 31, 2005 – Rs. 1,246.13 crores (equivalent US$ 276.00 millions), March 31, 2006 – Rs. 966.36 crores (equivalent US$ 216.00 millions)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to Rs. 5.76 crores {December 31, 2005 – (Rs. 18.66 crores), March 31, 2006 – (Rs. 3.75 crores)}.

v)	Claims against the company not acknowledged as debts

Income tax and Sales tax matters under dispute – Rs. 22.22 crores ( December 31, 2005 – Rs. Nil, March 31, 2006 – Rs. 20.38 crores)

vi)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 0.13 crores (December 31, 2005 – Rs. 0.09 crores, March 31, 2006 – Rs. 0.10 crores).

vii)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 76.50 crores (December 31, 2005 – Rs. 115.15 crores, March 31, 2006 – Rs. 101.72 crores).

viii)	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 88.38 crores (December 31, 2005 – Rs. 90.20 crores, March 31, 2006 – Rs. 89.24 crores) (equivalent US$ 20 millions).

ix)	Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.

Satyam Computer Services Limited
p)	The Gratuity Plan

The following table sets forth the status of the Gratuity Plan of the company, and the amounts recognized in the consolidated balance sheets and profit and loss account.

Rs. in crores
	Quarter ended	Nine Months ended
	December 31, 2006	December 31, 2006

Projected benefit obligation at the beginning of the period	43.98	35.32
Current service cost	2.27	6.67
Interest cost	0.56	1.76
Actuarial loss/(gain)	1.19	6.71
Benefits paid	(1.58)	(4.04)

Projected benefit obligation at the end of the period	46.42	46.42

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the period	46.42	46.42
Fair value of plan assets at end of the period	—	—

Funded status of the plans – (asset )/ liability	46.42	46.42
Liability recognised in the balance sheet	46.42	46.42

Gratuity cost for the period
Current service cost	2.27	6.67
Interest cost	0.56	1.76
Net actuarial (gain)/loss recognised in the period	1.19	6.73

Net gratuity cost	4.02	15.16

Assumptions
Discount rate	7.40%	7.40%
Long-term rate of compensation increase	7.00%	7.00%

Note: This being the first year of disclosure, previous year figures have not been furnished.

q)	Provision For Leave encashment

Effective April 1, 2006, Satyam Computer Services adopted the revised accounting standard on Employee Benefits. Pursuant to the adoption, the transitional obligations of Satyam Computer Services towards leave encashment amounted to Rs. 26.91 crores. As required by the standard, an amount of Rs. 17.52 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.

r)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs. in lakhs
Schedule No.	Description	As at December 31,		As at
		2006	2005	March 31,2006

5(ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.16	0.16	0.16
18(i)	Balances with non-scheduled banks
	ANZ Grindlays Bank, New York	0.10	0.09	0.09
	Banque Nationale De Paris, Switzerland	—	0.02	—
	Commerz Bank, New York	0.24	0.24	0.24
	Standard Chartered Bank, Singapore	—	—	0.49

s)	Reclassification

Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period/year wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the Quarter and Nine Months Ended December 31, 2006

					Rs. in crores

	Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
	31.12.2006	31.12.2005	31.12.2006	31.12.2005	31.03.2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

A. Cash Flows from Operating Activities
Net Profit Before Interest and Tax	337.35	501.02	1,026.80	950.55	1,246.03
Depreciation	39.37	34.10	113.05	100.12	137.28
Loss on sale of Fixed Assets	0.27	0.22	0.73	0.76	0.93
Profit on sale of shares in Associate Company	—	(216.43)	—	(216.43)	(216.43)
Minority Interest	—	(0.47)	(0.12)	(0.73)	(0.55)

Cash generated before changes in Working Capital	376.99	318.44	1,140.46	834.27	1,167.26
(Increase)/Decrease in Inventories	0.16	0.03	0.17	0.03	—
(Increase)/Decrease in Sundry Debtors	(85.14)	(121.65)	(342.68)	(248.16)	(365.77)
(Increase)/Decrease in Loans and Advances	14.98	(5.03)	(6.45)	(38.63)	(63.23)
Increase/(Decrease) in Current Liabilities and Provisions	(19.34)	45.35	223.65	171.50	168.55
Income Taxes Paid	(57.10)	(59.18)	(134.31)	(138.76)	(154.50)
Exchange differences on translation of foreign currency cash and cash equivalents	30.62	(14.18)	(12.66)	(9.46)	(1.20)

Net Cash Flow from Operating Activities	261.17	163.78	868.18	570.79	751.11

B. Cash Flows used in Investing Activities
Purchase of Fixed Assets	(105.18)	(61.99)	(296.80)	(183.58)	(246.29)
Acquisition of Citisoft Plc, net of cash acquired	—	—	(22.59)	(51.76)	(51.76)
Acquisition of Knowledge Dynamics Pte Ltd., net of cash acquired	—	0.80	(3.59)	(7.02)	(7.02)
Proceeds from sale of shares in Associate Company, (net)	—	284.87	—	284.87	228.24
Proceeds from sale of Fixed Assets	1.26	0.18	2.02	1.14	1.66
Proceeds from Long Term matured Deposits	944.50	—	944.50	—	—
Investment in Long Term Deposits	(2,379.41)	—	(2,379.41)	—	—
Interest income received	100.91	8.12	116.35	20.91	30.11

Net Cash Flow used/from Investing Activities	(1,437.92)	231.98	(1,639.52)	64.56	(45.06)

C. Cash Flows used in Financing Activities
Proceeds from issue of Share Capital	39.37	35.37	127.47	105.24	138.08
Receipt of Share Application money pending allotment	2.38	1.85	2.38	1.85	1.78
Proceeds from Secured Loans	4.06	26.43	68.84	62.42	111.70
Repayment of Secured Loans	(5.26)	(5.68)	(43.70)	(10.69)	(27.95)
Financial Expenses Paid	(3.09)	(2.66)	(7.85)	(3.90)	(5.54)
Dividends Paid	(74.82)	(73.50)	(261.11)	(183.28)	(183.75)

Net Cash Flow used/from Financing Activities	(37.36)	(18.19)	(113.97)	(28.36)	34.32

D. Exchange differences on translation of foreign currency cash and cash equivalents	(30.62)	14.18	12.66	9.46	1.20

Net Increase/(Decrease) in Cash and Cash equivalents during the period/year	(1,244.73)	391.75	(872.65)	616.45	741.57
Cash and Cash equivalents at the beginning of the period/year	1,688.28	799.33	1,316.20	574.63	574.63

Cash and Cash equivalents at the end of the period/year[1]	443.55	1,191.08	443.55	1,191.08	1,316.20

Supplementary Information

Cash and Bank Balances as per Balance sheet	3,673.96	2,986.58	3,673.96	2,986.58	3,111.70
Less: Long Term Deposits with Scheduled Banks considered as Investments	3,230.41	1,795.50	3,230.41	1,795.50	1,795.50

Balance considered for Cash Flow Statement	443.55	1,191.08	443.55	1,191.08	1,316.20

The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	7.24	5.60	7.24	5.60	5.05

1.	Includes amount set aside for payment of unclaimed dividends.

2.	Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

For and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Sr. Vice President (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 19, 2007